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                                                                 EXHIBIT (A)(10)

News Release
Contact: James I. Freeman
       (501) 376-5980

                                                           For Immediate Release

           DILLARD'S, INC. EXTENDS TENDER OFFER THROUGH JULY 21, 1998

    Little Rock, Arkansas, (July 6, 1998)--Dillard's, Inc. ("Dillard's") today announced that it has extended the period during which its tender offer for shares of Mercantile Stores Company, Inc. ("Mercantile") common stock will remain open to 12:00 Midnight, New York City Time, on Tuesday, July 21, 1998.

    The extension has been made in order to allow additional time for the completion of the review of the transaction by the Federal Trade Commission. As previously announced, the Federal Trade Commission has requested additional information in connection with the parties' Hart-Scott-Rodino filings relating to Dillard's tender offer for all of the outstanding shares of Mercantile. Dillard's has been engaging in discussions with the Federal Trade Commission and expects to satisfactorily resolve any antitrust concerns.

    As of the close of business on July 2, 1998, approximately 15,922,846 shares of Mercantile common stock had been validly tendered in connection with the offer.